February 1, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs
Mr. Gabriel Eckstein
Ms. Christine Davis
Ms. Amanda Kim

Re:	ChannelAdvisor Corporation
Confidential Draft Registration Statement on Form S-1
Submitted December 19, 2012
CIK No. 0001169652

Ladies and Gentlemen:

On behalf of our client, ChannelAdvisor Corporation (“ChannelAdvisor” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 15, 2013 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), ChannelAdvisor has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement with this response letter. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on December 19, 2012.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the revised draft of the Registration Statement.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

February 1, 2013

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment 1:

The Company acknowledges the Staff’s request and undertakes to comply with it as applicable. At this time, neither the Company nor anyone authorized on its behalf has provided any written materials in reliance on Section 5(d) of the Securities Act to potential investors. In addition, to the Company’s knowledge, to date, no broker or dealer that is participating or will participate in the Company’s initial public offering has published or distributed a research report in reliance upon Section 2(a)(3) of the Securities Act.

2.	We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response to Comment 2:

The Company acknowledges the Staff’s comment and understands that the Staff may have further comment at the time the Company publicly files the Registration Statement, or an amendment thereto, that includes a proposed price range.

3.	Please provide us with copies of any artwork or graphics that you intend to include in your prospectus.

Response to Comment 3:

The Company advises the Staff that it does not currently intend to include any artwork or graphics in its prospectus. However, if and to the extent that artwork or graphics are to be included, the Company undertakes to provide that information to the Staff.

Prospectus Summary

Company Overview, page 1

4.	Please provide us with support for your claim that you “are a leading provider of software-as-services” in the first sentence of the first paragraph. Similarly, provide support for your statement in the third-to-last sentence of the first paragraph that your “platform delivers industry-leading breadth, scalability and flexibility” and on page 4 that you are a “leading provider of solutions.”

Response to Comment 4:

February 1, 2013

The Company supplementally advises the Staff that its claim of being a leading provider of the types of software-as-a-service solutions it offers is supported by rankings published by Internet Retailer magazine, which the Company believes is a well-respected and authoritative publication in the e-commerce industry and is focused on providing information to retailers and manufacturers who sell online, which is the Company’s target customer base.

Internet Retailer publishes a periodic guide of “Leading Vendors to the Top 1000 E-Retailers,” which examines the vendors cited most often by Internet Retailer’s top 1,000 U.S. Internet retailers (ranked by sales in the prior year, consisting of a “Top 500” and a “Second 500”) in each of 27 technology categories. In the most recent Internet Retailer guide, published in August 2012 and based on data from the first half of 2012, the Company was one of the leading vendors chosen by its target customer base. In particular, in the four categories in which the Company’s primary solutions compete, the Company was ranked first in two categories and among the top three in two other categories. No other vendor ranked in more than two of these categories. The following table summarizes this data:

Category	Channel- Advisor Ranking	Number of Retailers Served	Other Vendors and Their Customer Counts
Third-party marketplaces (“Marketplace Management”)	1	89	Vendor A (19) Vendor B (6)

Comparison shopping (“Comparison Engine Feeds”)	1	87	Vendor A (46) Vendor C (26)

Search engines (“Search Engine Marketing”)	3	34	Vendor D (41) Vendor E (35)

Rich media (“Rich Media”)	3	26	Vendor F (138) Vendor G (42)

The Company has supplementally provided this information under separate cover to Mr. Eckstein.

In response to the Staff’s comment regarding the Company’s platform, the Company has revised the disclosure appearing on pages 1, 39 and 67 of the revised draft of the Registration Statement.

5.	In the fourth paragraph you disclose that your product enables your customers to “integrate, manage and optimize” sales across online channels. Please clarify in the second sentence of the first paragraph in this section how this “connects” them with marketplaces such as eBay, Amazon, Google, and similar websites that are a source of demand for products.

Response to Comment 5:

February 1, 2013

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 1, 39, 67 and 72 of the revised draft of the Registration Statement.

6.	Please disclose the criteria that you used in naming the customers in the second paragraph.

Response to Comment 6:

The Company advises the Staff that each of the named customers is one of the Company’s largest 20 customers based on revenue during the nine months ended September 30, 2012. The Company believed that using a list of its top 20 customers as a starting point would ensure that the customers it ultimately listed would be representative of its customer base as a whole. From that subset of customers, the Company identified customers whose brands the Company believed would be recognizable to a general investor and would therefore provide a meaningful understanding of the types of customers the Company serves. Finally, the Company sought specific consent from each of the chosen subset of customers to be named in the prospectus, and the list included in the prospectus reflects those customers who consented to be named. The Company believes that the list of customers included in the prospectus is representative of its customer base, provides meaningful and important disclosure to prospective investors and is not misleading and, accordingly, that no further revisions to the disclosure are required.

Industry Background, page 2

7.	Regarding the industry data you cite in your prospectus by Forrester Research, Inc., Gartner Inc., ZenithOptimedia, and International Data Corporation, tell us whether this data reflects the most recent available information and whether any of those reports or surveys were prepared for your company or for the offering. Also, provide us with supplemental copies of the reports and surveys that you cite and from which the data in the prospectus is extracted. To expedite our review, please clearly mark the reports appropriately to designate the portions you rely upon in making the statements in the prospectus.

Response to Comment 7:

The Company acknowledges the Staff’s comment and has supplementally provided the requested information under separate cover to Mr. Eckstein. The Company further supplementally advises the Staff that in each case the data presented in the Registration Statement reflects the most recent available information and that none of the referenced reports was commissioned by the Company or for the offering.

The Offering, page 6

February 1, 2013

8.	We note that you plan to effect a reverse stock split prior to the completion of the offering. Please confirm that you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the reverse stock split. We refer you to SAB Topic 4C.

Response to Comment 8:

The Company acknowledges the Staff’s comment and confirms that, once the anticipated reverse stock split has been approved by the Company’s board of directors, the Company will revise its financial statements and its disclosures throughout the Registration Statement to give retroactive effect to the reverse stock split.

Summary Consolidated Financial Data, page 8

9.	It appears based on your disclosure on page 31 that you will use a portion of the proceeds to repay the outstanding balance under your debt facilities. Once you determine the amount of debt to be repaid, please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the revised draft of the Registration Statement to remove the reference to the potential repayment of indebtedness with the proceeds of the offering. The Company advises the Staff that it currently has no specific intention to repay indebtedness with the proceeds of the offering, but if the Company’s intention changes prior to the completion of the offering, the Company will update the disclosure in the Registration Statement in accordance with the Staff’s comment.

Risk Factors, page 12

10.	Please consider expanding your risk factor headings to provide a more descriptive disclosure of the risk that follows. For example and without limitation, we note the second risk factor heading on page 13 and the first two risk factor headings on page 16 and on page 19.

Response to Comment 10:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 13, 16 and 19 of the revised draft of the Registration Statement.

February 1, 2013

We rely on two non-redundant data centers…, page 14

11.	You disclose your reliance on two data center facilities. Please file the agreements you mention in this risk factor or tell us why you do not believe that they are required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response to Comment 11:

The Company respectfully advises the Staff that, while it currently has arrangements with only two secure third-party data centers to house its servers, networking systems and storage systems, the Company does not believe that its agreements for its data centers meet the disclosure requirements of Item 601(b)(10) of Regulation S-K because (a) the Company believes that these agreements are made in the ordinary course of the Company’s business, (b) these agreements are not material to the Company’s financial condition or operating results and (c) the Company has concluded that its business is not substantially dependent upon these agreements given that the services provided under these agreements are generally available from many different service providers and the Company believes that, if necessary, it could transition the services provided under these agreements to other such service providers. Accordingly, the Company respectfully submits that these agreements need not be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10)(ii) of Regulation S-K.

We will have broad discretion in the use of proceeds…, page 27

12.	You disclose in this risk factor that you expect to use some of the net proceeds to repay indebtedness. This is inconsistent with your disclosure elsewhere in your document, such as on pages 6 and 31. Please reconcile.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 27 of the revised draft of the Registration Statement to remove references to the proposed repayment of indebtedness. The Company also refers the Staff to its response to Comment No. 9 above.

Use of Proceeds, page 31

13.	If you intend to use proceeds to repay indebtedness as noted in your risk factor on page 27, please provide the disclosure required by Item 504 Instruction 4 of Regulation S-K.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 27 of the revised draft of the Registration Statement to remove references to the proposed repayment of indebtedness. The Company also refers

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the Staff to its response to Comment No. 9 above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

General

14.	We note your disclosure that operating results are influenced by seasonal patterns in consumer spending, with revenues increasing in the fourth quarter due to your customers realizing a significant portion of their sales during the holidays. Please consider including a discussion on the effects of any December 2012 slowdowns in sales growth rates by customers selling on your primary e-commerce channels such as Amazon, eBay, and Google.

Response to Comment 14:

The Company advises the Staff that it did not experience any meaningful seasonal slowdown with respect to the 2012 holiday season; however, in the event that the Company’s financial results for the year ended December 31, 2012 indicate any such slowdown, the Company would include a discussion in the section of the Registration Statement describing the Company’s results of operations.

Overview, page 39

15.	Please consider providing a discussion of the material challenges and risks on which you are most focused and the actions that you are taking to address these matters. Refer to Release 33-8350.

Response to Comment 15:

In response to the Staff’s comment, the Company has expanded the disclosure on page 40 to provide additional introductory disclosure about the Company, as well as additional disclosure of material challenges, risks and material trends and uncertainties of which management is aware and the actions being taken to address these material challenges, risks and material trends and uncertainties.

Key Financial and Operating Performance Metrics, page 40

16.	In your Prospectus Summary, you often refer to gross merchandise value and stock-keeping units as indicators of your performance. Please expand the disclosure in this section to provide a relevant discussion of these indicators in assessing your business or tell us why you do not believe that they are material to investors.

Response to Comment 16:

The Company respectfully advises the Staff that it does not consider the number

February 1, 2013

of stock keeping units, or SKUs, to be a key indicator of its operating performance. The Company has provided this information in the Registration Statement solely to provide investors with an indication of the Company’s scale. This is not a metric that the Company tracks or monitors regularly.

With respect to gross merchandise value, or GMV, the Company considers the other metrics included under the caption “Key Financial and Operating Performance Metrics” (core revenue, number of core customers and average revenue per core customer) to be more direct and more meaningful indicators of its financial performance. In particular, because GMV for any period does not necessarily correlate directly or linearly with revenue or any other reported financial measure, the Company believes that including precise GMV amounts could be confusing to investors. As with the number of SKUs, the Company has included an approximate annual GMV amount in the Registration Statement primarily to give an indication to investors of the scale of its operations.

More importantly, the Company believes that this information could be competitively harmful if disclosed and reported on an ongoing basis. If specific amounts of GMV processed through the Company’s platform were disclosed for a reporting period, competitors and customers could be provided insight into the Company’s pricing strategies by being able to calculate its revenues as a percentage of overall GMV processed for the period.

Number of Core Customers, page 41

17.	Please tell us whether customers can subscribe to both core and non-core products from your legacy acquisitions and if so how they are counted for purposes of determining the number of core customers.

Response to Comment 17:

The Company advises the Staff that its core and non-core products are targeted to different customers and therefore there is virtually no overlap among the two customer bases, except for a very small number of customers that may be in the process of transitioning from one of the Company’s non-core solutions to a core solution. In this rare instance, any such customer would be included as a core customer, which is defined as any customer that subscribes to any of our core solutions.

Results of Operations

Comparison of Nine Months Ended September 30, 2011 and 2012, page 45

18.	Please disclose in the first paragraph on page 46 the reason for the increase in average revenue per core customer. We note, for example, that on page 47 you attribute the increase in average revenue per core customer to an increase in the amount of GMV.

February 1, 2013

Response to Comment 18:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 46 of the revised draft of the Registration Statement.

Comparison of Years Ended December 31, 2010 and 2011, page 47

19.	You disclose in the first paragraph of this and the following section that the increase in average revenue per customer was driven in part by an increase in the amount of GMV. Please revise to disclose the other material reasons for the increase. Also, to the extent that your increase in revenues was offset by a decrease in your non-core revenue, please disclose.

Response to Comment 19:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on pages 48 and 49 of the revised draft of the Registration Statement.

Liquidity and Capital Resources

Sources of Liquidity, page 52

20.	Refer to the second sentence of the fifth paragraph. On page F-20 you state that you are in compliance with all covenants. Please tell us why in the section you qualify that statement with your belief and disclose the reason for such qualification.

Response to Comment 20:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 52 of the revised draft of the Registration Statement to remove the qualification.

Operating and Capital Expenditure Requirements, page 55

21.	We note from your disclosure that you believe that the proceeds from this offering together with your existing cash balances will be sufficient to meet your cash requirements for at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Response to Comment 21:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 55 of the revised draft of the Registration Statement.

February 1, 2013

Critical Accounting Policies and Significant Judgments and Estimates, page 56

22.	Please tell us why you do not consider the Company’s accounting for the evaluation and impairment of goodwill to be a critical accounting policy. See Section V of SEC Release 33-8350.

Response to Comment 22:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 57 of the revised draft of the Registration Statement to include the Company’s accounting for goodwill as a critical accounting policy.

Stock-Based Compensation, page 57

23.	Please consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Response to Comment 23:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 58 of the revised draft of the Registration Statement and respectfully advises the Staff that it will include the estimated intrinsic values in the Registration Statement once an estimated per share price range for the offering has been determined.

24.	We note your discussion on page 59 regarding the guideline companies used in the market approach. Please confirm that the same set of comparable companies is used in all of your various valuation estimates and update your disclosure accordingly. For example, we note your disclosure on page 57 that your expected volatility for stock-based awards is derived from the historical volatility of publicly traded comparable companies. Also, describe any changes to the set of comparable companies used in your valuations and explain the reasons for such changes.

Response to Comment 24:

The Company advises the Staff that, for its valuation estimates beginning in 2012, the Company updated and expanded the list of comparable companies to include companies in the Company’s industry that had recently completed an initial public offering and replaced some of the companies that had been used for previous valuation estimates with companies that the Company believed to be more comparable in terms of size, business model and stage of development.

In response to the Staff’s comment, the Company has revised the disclosure

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appearing on pages 58 and 60 of the revised draft of the Registration Statement.

25.	Please revise to disclose the specific factors that contributed to the increase in the estimated fair value of your common stock between each valuation period. Your disclosures should clarify the extent to which the increase is attributable to increases in projected revenue or earnings, changes in the valuation multiples of your comparable companies, significant intervening events within the company or changes in other assumptions or valuation methodologies.

Response to Comment 25:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on pages 63 and 64 of the revised draft of the Registration Statement.

26.	Please tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response to Comment 26:

The Company supplementally advises the Staff that management began informal discussions with investment banks in the summer of 2012 regarding the Company’s prospects for an initial public offering in 2013. At a meeting of the Company’s board of directors held on June 26, 2012, the board authorized management to begin taking actions in preparation for a potential offering, including engaging underwriters and hiring a chief financial officer with public company experience.

The Company initiated formal discussions with investment banks regarding the offering in August 2012, when the Company met with representatives from each of the underwriters, as well as representatives from other investment banks that are not participating in the offering. The purpose of the meetings was to select the underwriters for the offering. At such meetings, each of the underwriters provided the Company with its analysis of the Company’s business, how the underwriter would position the Company for an offering, the methodologies the underwriter expected to use in preparing a valuation of the Company, and such underwriter’s valuations and analyses of comparable companies. The underwriters did not provide the Company with any formal valuation of the Company at these meetings, or at the organizational meeting for the offering, which was held in September 2012, and have not done so through the date of this response letter.

The Company further advises the Staff that its probability estimate of an initial public offering in 2013 or 2014 increased from 40% as of March 31, 2012 to 60% as of September 30, 2012, as noted on pages 63 and 64 of the revised draft of the Registration Statement. The Company also advises the Staff that the third party

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engaged during 2012 to prepare the independent valuation reports reviewed by the board of directors was aware of the Company’s informal and formal discussions with investment banks and that the potential timing for an offering conveyed by the banks to the Company was consistent with the assumptions used by the third party in preparing its valuation reports.

The Company will advise the Staff of the Company’s estimated offering price range when available, including the date on which the underwriters first communicate to the Company their estimated offering price range for the Company’s common stock.

27.	When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

Response to Comment 27:

The Company acknowledges the Staff’s request to include the estimated offering price range in its Registration Statement and to reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of the estimated offering price range. The Company confirms that it will do so in a subsequent amendment to the Registration Statement after the estimated price range is determined.

28.	Please continue to provide us with updates to the requested information and provide updated disclosure for all equity related transactions subsequent to this request through the effective date of the registration statement.

Response to Comment 28:

The Company acknowledges the Staff’s request to provide updated disclosure through the effective date of the Registration Statement.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity, page 64

29.	We note your current disclosures regarding interest rate risk. Please tell us how your disclosures meet the requirements of one of the quantitative disclosure alternatives described in Item 305(a) of Regulation S-K.

Response to Comment 29:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 65 of the revised draft of the Registration Statement.

February 1, 2013

Business, page 66

30.	Some of the data that you mention in this section and in other parts of your document is from 2011. For example, you refer to the Internet Retailer Top 500 based on 2011 sales and the GMV for your customers for 2011. You also refer to data that is based on the date of your most current financial statements. Please note that you should update all data based on your most current financials when you update your financial statements. In addition, with regard to other data that you refer to from 2011, tell us when updated data will be available and whether you intend to update your document accordingly.

Response to Comment 30:

The Company acknowledges the Staff’s comment and advises the Staff that it will update all financial information in subsequent drafts of the Registration Statement once it updates its financial statements in accordance with Regulation S-X. The Company also intends to update the aggregate gross merchandise value processed through its platform for the year ended December 31, 2012. With regard to the other data presented in the draft Registration Statement, the Company supplementally advises the Staff that such data is the most recent available data as of the date of this response letter. For example, the Company expects that the annual Internet Retailer 500 rankings based on 2012 sales will be available in the second or third quarter of 2013. The Company will update such data in the Registration Statement or in its other filings with the Commission once more recent information is available.

31.	Please provide a general description of the development of your business during the past five years. Refer to Item 101(a) of Regulation S-K.

Response to Comment 31:

In response to the Staff’s comment, the Company has expanded disclosure on page 40 of the revised draft of the Registration Statement to provide a general description of the recent development of its business.

Our Competitive Strengths, page 71

32.	In an appropriate place in the Business section, please describe how the shared-success pricing model that you mention in the second bullet point in this section is structured. If material, your disclosure should include whether the percentage that you receive is fixed or varies based on the amount of GMV a specific customer processes.

Response to Comment 32:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 72 of the revised draft of the Registration Statement. In addition, the Company has expanded the disclosure on page 42 of the revised

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draft of the Registration Statement to clarify that the specified percentage received is fixed.

Case Studies, page 76

33.	Please balance the claims made in this section by revising your disclosure to include the objective quantitative basis on which you based the conclusion that:

•	Dell improved its advertising effectiveness and return on investment;

•	the amount sold by ReCellular increased significantly;

•	Barratts tripled its sales on eBay and doubled its sales on Amazon; and

•	Newegg significantly increased its registered seller base.

Response to Comment 33:

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the revised draft of the Registration Statement to remove the statements referenced in the first, second and fourth bullets of the Staff’s comment. With respect to the third bullet of the Staff’s comment, the Company has revised the disclosure on page 77 of the revised draft of the Registration Statement to quantify the amounts and to clarify that these measures are based on the amount of GMV that was sold on each of eBay and Amazon and processed through the Company’s platform. This data is derived directly from the Company’s records.

Government Regulation, page 79

34.	Please tell us where in this section you describe the regulation of encryption technology that you mention in the first full risk factor on page 20 or expand your disclosure in this section accordingly.

Response to Comment 34:

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the revised draft of the Registration Statement to remove the reference to encryption technology, as the Company does not believe that this is currently a material risk to its business.

Credit Card Protections, page 81

35.	You disclose that you are not fully compliant with PCI DSS. To the extent that you expect your lack of compliance to have a material impact on your revenues, please add

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an appropriate risk factor and discussion in your Management’s Discussion and Analysis.

Response to Comment 35:

The Company supplementally advises the Staff that the portion of its business that relies on PCI DSS is currently not material and its lack of compliance has not had a material impact on its revenues. The Company further advises the Staff that it expects to become fully compliant with PCI DSS by the end of the first quarter of 2013 and has revised the disclosure appearing on page 82 of the revised draft of the Registration Statement to state the Company’s belief in this regard. Once the Company becomes compliant, the Company will further update its disclosure in the Registration Statement.

Executive Compensation

Grants of Plan-Based Awards During 2011, page 91

36.	We note that you did not include columns for your Equity Incentive Plan Awards. Please advise or revise in light of your 2001 Stock Plan and note that if you choose to disclose this table you must present complete information as required by Item 402(d) of Regulation S-K.

Response to Comment 36:

The Company supplementally advises the Staff that all grants made during the year under the Company’s 2001 Stock Plan have been reflected in the column under the header “Number of Securities Underlying Options.” In response to the Staff’s comment, the Company has revised the header of that column to include the “All Other Option Awards” language specified by column (j) of the table set forth in Item 402(d)(2) of Regulation S-K. The Company supplementally advises the Staff that none of the option grants during 2011 or 2012 were or are contingent upon the satisfaction of any conditions, and there are no threshold, target or maximum amounts of shares underlying those options as requested by columns (f) through (h) of Item 402(d)(2) of Regulation S-K, and therefore those columns have been omitted.

Outstanding Equity Awards at End of 2011, page 92

37.	When updating the table in this section, please remove expired options. In this regard, we note the expired options you include for Mr. Alridge.

Response to Comment 37:

In the updated table of Outstanding Equity Awards at End of 2012 on page 93 of the revised draft of the Registration Statement, the Company has removed options that expired during 2012.

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Certain Relationships and Related Party Transactions

Related Person Transaction Policy, page 99

38.	Please disclose whether your policies will be in writing and if not, how they will be evidenced. Refer to Item 404(b)(1)(iv) of Regulation S-K.

Response to Comment 38:

In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the revised draft of the Registration Statement to confirm that the related person transaction policy will be in writing.

Principal Stockholders, page 101

39.	Refer to footnote (2). Please note that you should disclose the natural persons that share voting and dispositive power over the shares held by the entities in your table. Therefore, please clarify how the entities NEA 12, NEA Partners 12, and NEA 12 LLC share voting and dispositive powers with regard to the shares held by NEA 12 that are in addition to the voting and dispositive powers of the Managers.

Response to Comment 39:

In response to the Staff’s comment, the Company has updated the disclosure appearing on page 104 of the revised draft of the Registration Statement to delete the statement regarding the entities’ sharing of voting and dispositive powers.

40.	In footnotes (2) and (3) you disclaim beneficial ownership of shares in the table. Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership disclosure pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3. Rule 13d-3 states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. Thus, because shareholders have the power to direct the voting or disposition of the shares, they are beneficial owners even if they do not receive the economic benefit of the securities. Please revise.

Response to Comment 40:

In response to the Staff’s comment, the Company has revised the disclosure in the footnotes on page 104 of the revised draft of the Registration Statement to remove the referenced disclaimers of beneficial ownership.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

February 1, 2013

41.	We note that accrued expenses are approximately 22% of total current liabilities at December 31, 2010 and 2011. If applicable, please revise to state separately on the face of the balance sheet or in the notes to the financial statements, any item in excess of 5% of total current liabilities. See 5-02 (20) of Regulation S-X. Similar concerns apply to your balance sheet as of September 30, 2012.

Response to Comment 41:

In response to the Staff’s comment, the Company has reviewed the presentation of its consolidated balance sheets to ensure compliance with 5-02 (20) of Regulation S-X. The Company respectfully notes that, while the accrued expenses are approximately 22% of total current liabilities, no one item represents more than 5% of total current liabilities for any of the periods presented. Accordingly, the Company has not made any changes to the presentation of its balance sheets.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-10

42.	Please tell us whether implementation services are provided with your self-service arrangements. If implementation services are provided, please tell us whether you account for these arrangements as a single unit of accounting and tell us how and when revenue is recognized. In this regard, please differentiate your accounting for self-service and managed-service arrangements.

Response to Comment 42:

The Company advises the Staff that, as part of its self-service arrangements, customers have the ability to access the Company’s platform at the commencement of the arrangement and to configure their account on their own. The Company may assist the customer by providing implementation services, but such services are not essential to the functionality of the platform.

Under the guidance of ASC Topic 605-25, the Company has determined that, because implementation services have no standalone value, the implementation fees, together with the ongoing subscription fees, comprise a single unit of accounting and are therefore recognized over the same period.

For both self-service and managed-service arrangements, the Company recognizes the fixed portion of subscription revenues and implementation service fees ratably over the contract term. Variable subscription fees are recognized in the period in which the related GMV is processed. In all cases, revenue is only recognized when the following criteria are met: a) there is persuasive evidence of an arrangement; b) the service has been provided to the customer; c) the amount

February 1, 2013

of the fee is fixed and determinable; and d) collection of the fee is reasonably assured.

For self-service arrangements, the Company recognizes revenue ratably over the contract term once the customer has access to the platform. For managed-service arrangements, customer transactions cannot be processed through the Company’s platform until the completion of the implementation services. Accordingly, the Company defers recognition of any revenue until the implementation services are complete and customer transactions can be processed on the Company’s platform. In the period in which the implementation services are completed, the Company recognizes the revenue earned during the implementation period but previously deferred, and then recognizes the remaining revenue ratably over the remainder of the contract term.

43.	We note your disclosure that you provide professional services that are sold separately from your subscription arrangements. Please tell us and revise to disclose the nature of these services.

Response to Comment 43:

The Company advises the Staff that, on rare occasions, the Company provides consulting services to its customers outside of its normal subscription arrangements. The Company further advises the Staff that its revenues related to these consulting services was less than 0.1% of the Company’s total revenue in the year ended December 31, 2011 and the nine months ended September 30, 2012. As this amount is not material, the Company has removed the disclosure on pages F-11 and F-39 of the revised draft of the Registration Statement.

Goodwill, page F-14

44.	We note your discussion of non-core revenue on page 40 and that non-core revenue represents revenue from two legacy acquisitions. As you appear to differentiate and analyze revenue between core and non-core please tell us whether you consider these to be components or operating segments. If so, please tell us how you concluded that they could be aggregated and deemed a single reporting unit. Please refer to ASC 350-20-35-33 through 35-46.

Response to Comment 44:

The Company respectfully advises the Staff that, while the Company makes a distinction between “core” and “non-core” revenue, this distinction by itself does not cause the Company to consider these separate components or operating segments. In determining whether its core and non-core product categories represent separate components or operating segments, the Company considered the guidance in ASC Topic 280-10-50-1.

Under ASC Topic 280-10-50-1, an operating segment is a component of a public

February 1, 2013

entity that has all of the following characteristics: (a) it engages in business activities from which it may earn revenues and incur expenses; (b) its operating results are regularly reviewed by the entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and (c) discrete financial information is available.

In particular, the Company notes that its CODM regularly reviews consolidated financial information (not separated as to core and non-core products) for the purposes of allocating resources and evaluating financial performance because discrete financial information is not available to measure profitability at the core and non-core product category level. In order to produce discrete financial information for each of these product categories to determine operating income, the Company would have to make complex allocations of expenses to each product category that may not be meaningful and which would not enhance the Company’s resource allocation decisions. Accordingly, the Company does not consider its core and non-core product categories to have the characteristics of separate components or operating segments as defined in ASC Topic 280-10-50-1 and has therefore concluded that it operates as a single, entity-wide reporting unit within a single operating segment.

45.	We note your disclosure that as a result of your annual goodwill impairment test performed as of December 31, 2011, you determined that goodwill was not impaired. Please tell us the percentage by which fair value of your reporting unit exceeded its carrying value. To the extent that your reporting unit’s estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please revise to disclose the following in your critical accounting policies in your MD&A:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•

A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If your reporting unit is not at risk of failing step one, please revise to disclose this fact.

Response to Comment 45:

The Company advises the Staff that the fair value of the reporting unit exceeded its carrying value by 149% as of December 31, 2011, which the Company believes to be substantial. As a result, the Company believes that the reporting unit is not

February 1, 2013

at risk of failing step one of the goodwill impairment analysis. The Company has revised the disclosure appearing on page 57 in the Management’s Discussion and Analysis section of the revised draft of the Registration Statement to provide this information.

7. Income Taxes, page F-20

46.	Please tell us what consideration you gave to Rule 4-08(h)(1) of Regulation S-X which requires you to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign.

Response to Comment 46:

In response to the Staff’s comment, the Company has revised the disclosure on page F-20 of the revised draft of the Registration Statement to include the components of income (loss) before income tax expense (benefit) as either domestic or foreign in accordance with Rule 4-08(h)(1) of Regulation S-X.

47.	We note your disclosure on page F-21 which indicates that you have not provided deferred taxes on undistributed earnings of foreign subsidiaries as they are indefinitely reinvested. Please tell us the amount of the undistributed earnings of foreign subsidiaries that are considered to be “reinvested” as of December 31, 2011 and tell us what consideration you gave to providing this quantitative disclosure in your filing. Also, please tell us how you considered disclosing the amount of the unrecognized deferred tax liability or include a statement that such determination is not practicable. Refer to FASB ASC 740-30-50-2.

Response to Comment 47:

The Company advises the Staff that the Company has not performed earnings and profits studies on the foreign subsidiaries with retained earnings to determine the amounts that would be subject to dividend treatment because there is no intention of repatriating any earnings. Therefore, the amount of undistributed earnings is not known and has not been disclosed. Accordingly, the determination of the resulting deferred tax liability is not practicable. The Company considers these earnings to be indefinitely reinvested due to the Company’s intentions to continue investing in these subsidiaries for the foreseeable future. The Company has not disclosed the amount of unrecognized deferred tax liability in accordance with ASC Topic 750-30-50-2C because such determination is not practicable in light of the variety of domestic and foreign tax laws that must be considered, as well as the application of those laws to the Company’s expectations regarding the manner and timing of future repatriations. If future events, including material changes in estimates of cash, working capital or long-term investment requirements, necessitate that these earnings be distributed, an additional provision for U.S. income and foreign withholding taxes, net of foreign tax credits, may be necessary.

February 1, 2013

In response to the Staff’s comment, the Company has revised the disclosure on page F-21 of the revised draft of the Registration Statement.

48.	We note your disclosure that you are no longer subject to U.S. federal, state and local tax examinations for years prior to 2008. Please revise to disclose the tax years that remain subject to examination by foreign tax jurisdictions. See ASC 740-10-50-15(e).

Response to Comment 48:

In response to the Staff’s comment, the Company has revised the disclosure on page F-22 of the revised draft of the Registration Statement to include the tax years that remain subject to examination by foreign tax jurisdictions in accordance with ASC Topic 740-10-50-15(e).

15. Subsequent Events, page F-30

49.	Please revise to disclose the date through which you evaluated subsequent events and whether that date represents the date the financial statements were issued or available to be issued. See ASC 855-10-50-1.

Response to Comment 49:

In response to the Staff’s comment, the Company has expanded the disclosure on page F-30 of the revised draft of the Registration Statement.

*    *    *    *

As requested by the Staff, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

Please fax any additional comment letters concerning the Registration Statement to (703) 456-8100 and direct any questions or comments concerning the Response Letter or this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

February 1, 2013

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	M. Scot Wingo, ChannelAdvisor Corporation
S. Scott Alridge, ChannelAdvisor Corporation
Mark G. Borden, Wilmer Cutler Pickering Hale and Dorr LLP